Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___November___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                       This Form 6-K consists of the following:
______________________________________________________________________________


                               News Release
                            November 29, 2007

______________________________________________________________________________

TELUS acquisition of Emergis creates leading electronic health care solutions provider

     Emergis supports TELUS' $763 million cash acquisition offer

Vancouver, B.C. and Montreal, QC - TELUS (TSX: T, T.A; NYSE: TU) and Emergis (TSX: EME) announced today that they have entered into a support agreement pursuant to which TELUS has agreed to make an offer to acquire all the outstanding common shares of Emergis for $8.25 cash per common share (the "Offer") by way of a take-over bid. The Offer represents a premium of 17% to Emergis' average closing price on the Toronto Stock Exchange over the past 30 days, 19% over yesterday's close and values Emergis' equity at approximately $763 million on a fully diluted basis.

The Board of Directors of Emergis (other than Pierre Ducros, a director of both TELUS and Emergis who was required to abstain for independence reasons) has unanimously determined that the Offer is fair and is recommending that its shareholders accept the Offer. Emergis' financial advisors have provided opinions to the Board of Emergis that the consideration payable under the Offer is fair from a financial point of view to its shareholders.

As part of the transaction, Emergis' directors, officers, and certain shareholders - Crescendo Partners II L.P., and Libermont Inc., a company controlled by Chairman Jean Monty - have entered into lock-up agreements with TELUS pursuant to which they have agreed to, among other things, tender all of their Emergis shares to the Offer. The locked-up shares represent approximately 22% of the outstanding Emergis shares on a fully-diluted basis.

TELUS has invested in strengthening its healthcare and financial services capabilities in the last several years, building teams with deep industry expertise and delivering innovative solutions. The strength of TELUS' national sales and marketing capabilities will drive growth in Emergis' solutions, particularly in light of the complementary nature of the parties' businesses and customer bases.

Despite significant investments, the healthcare industry is in the midst of challenges that are of historical proportions. "If we are going to answer the escalating demand for healthcare excellence and affordability, Canada must invest strategically in healthcare information management systems," said Darren Entwistle, TELUS President and CEO. "At TELUS, our goal is to become the leader in healthcare transformation in Canada."

Emergis' complementary expertise, applications and customer base will strengthen TELUS' existing industry solutions. These assets, combined with TELUS' world-class network, extensive IT infrastructure management capabilities, and credibility with business customers across the country, should accelerate growth in this sector.

Emergis has a strong presence in both health claims processing and pharmacy management systems in Canada, with industry leading applications and services. Emergis' electronic health record systems for the exchange, integration, sharing, and retrieval of electronic health information, are considered best-of-breed.

The healthcare system is strained by rising costs and ever greater demand due to age-related chronic conditions, expensive new treatments, and higher consumer expectations. Emergis' electronic health records and health information systems, combined with TELUS' cross-Canada network and hosting capabilities, provide a platform for healthcare transformation in Canada.

"The private sector has a vital role to play in helping Canadian healthcare providers and payors continue to modernize," says Joe Natale, President of TELUS Business Solutions. "TELUS and Emergis will provide an advanced set of health information management systems to automate and integrate health records and health claims. Together we intend to promote the development of the electronic health record and create a stronger information backbone that helps healthcare providers work together more effectively for the benefit of patients, providers and payors. We welcome the addition of the key management and deep talent of the Emergis team to the TELUS organization."

Emergis' services in the finance industry, which include mortgage processing, point-of-sale transaction processing, and cash management offer customers the economies of scale to meet increasing customer service expectations and cost pressures. This enhances TELUS' focus and the customer experience for financial services firms across Canada.

"Our team is very excited about joining the innovative TELUS team. Combining our proven capabilities with TELUS' customer base, strong brand, and financial resources positions the Emergis team to lead the development of solutions in the electronic health claims, electronic health records, pharmacy management systems, consulting, security and financial business process outsourcing in Canada" said Francois Cote, CEO of Emergis. "This is a great opportunity for our people and for the customers of both organizations."

"The board unanimously recommends that shareholders accept this offer. I am proud of Emergis' strengths and I would like to thank the board members, executives, and employees who have built this company," said Jean Monty, Chairman of the Board of Emergis. "In the last three years, Emergis has re-energized and refocused its business under the guidance of a substantially new Board of Directors. With its experienced management team headed by Francois Cote, the company is now well on its way to capture the leadership of important elements of the Canadian health IT sector. Over the past three years our share price has doubled and this transaction will place Emergis in the hands of a shareholder dedicated to accelerating its growth and capitalizing fully on its capabilities."

The Support Agreement provides for, among other things, a right to match any superior offer, customary board support and non-solicitation covenants, and the payment to TELUS of a non-completion fee of $15 million.

The Offer is not conditional on a due diligence condition. The Offer will be open for acceptance for a period of not less than 35 days from mailing and is conditional upon, among other things, valid acceptances of the Offer by Emergis shareholders owning not less than 66 2/3% of the outstanding Emergis shares (calculated on a fully-diluted basis). In addition, the Offer will be subject to certain customary conditions, relevant regulatory approvals and the absence of any material adverse effect with respect to Emergis. TELUS may waive the conditions of the Offer in certain circumstances. If its Offer is successful, TELUS has agreed to take steps available to it under relevant securities laws to acquire any remaining outstanding Emergis shares. TELUS expects the transaction to close in the first quarter of 2008. The Offer is not conditional on financing. TELUS expects to fund the acquisition initially using availability under its existing or new corporate credit facilities.


J.P. Morgan Securities Inc. is acting as financial advisor to TELUS, and Osler, Hoskin & Harcourt LLP is acting as legal counsel to TELUS. Desjardins Securities Inc. and Genuity Capital Markets are acting as financial advisors to Emergis, and provided Emergis with fairness opinions. Stikeman Elliott LLP is acting as legal counsel to Emergis.


Investor webcast and conference call

TELUS and Emergis will hold a joint investor webcast and conference call to discuss the transaction today (November 29, 2007) at 11:00 a.m. EST. The webcast can be accessed at www.telus.com/investors; the conference call dial in number is 1-888-458-1598, code 65789#.

About Emergis

Emergis (TSX: EME) develops and manages solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of its customers. Emergis generated $170 million in revenues in 2006 and currently employs approximately 1,100 people in offices across Canada including: the Longueuil, Quebec headquarters and offices in Mont-Saint-Hilaire, Ottawa, Toronto, and Calgary. Emergis has expertise in electronic health-related claims processing, health records systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis delivers solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and 3,100 pharmacies. Emergis' shares are included in the S&P/TSX Composite Index.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.0 billion of annual revenue and 11.0 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada's premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit TELUS.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements about TELUS and Emergis that are intended to be covered by the safe harbour for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this news release are forward-looking statements. Forward-looking statements may prove to not be accurate and readers are cautioned to not place undue reliance on them.

Statements that address activities, events or developments that TELUS or Emergis expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include but are not limited to those regarding: completion of the proposed transaction; strategic plans and expectations; business and financial prospects; expected efficiencies and economies of scale from the transaction; future financial or operating performance and cash flows, including improved growth and returns; and statements regarding strategies, objectives, goals and targets. There can be no assurance that any transaction between TELUS and Emergis will occur, or will occur on the timetable contemplated in this press release.

Such forward-looking statements are subject to inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of TELUS and Emergis, that could cause actual results to differ materially from the future results expressed in or implied or projected by the forward-looking statements. These risks and uncertainties include but are not limited to the risk factors disclosed and identified in TELUS' and Emergis' public filings made with securities regulatory authorities in Canada (on SEDAR at www.sedar.com) and the Securities and Exchange Commission in the United States (on EDGAR at www.sec.gov), as applicable, and also include the following risks, uncertainties and other possibilities: valid acceptance of the Offer by holders of 66 2/3% of Emergis' outstanding common shares not being obtained, approvals or clearances required to be obtained by TELUS and Emergis from regulatory and other agencies and bodies will not be obtained in a timely manner or at all; anticipated benefits, efficiencies and cost savings from the business combination or related divestitures cannot be fully realized; costs or difficulties related to the integration of Emergis' and TELUS' operations will be greater than expected; and business and economic conditions in the principal markets for the companies' products and other anticipated and unanticipated costs and expenses and other risk factors relating to Emergis and TELUS.

The forward-looking statements included in this news release represent TELUS' and Emergis' views as of the date hereof. While the companies anticipate that subsequent events and developments may cause their views to change, they specifically disclaim any obligation to update any forward-looking statements contained in this news release or any other forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of either of them. The forward-looking statements contained in this news release should not be relied upon as representing their views as of any date other than the date hereof.

LEGAL NOTICE

This news release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities of Emergis. No proxy solicitation regarding a business combination involving Emergis or offer to purchase the outstanding common shares of Emergis has been commenced. The solicitation and the offer to purchase Emergis shares will only be made pursuant to an offer to purchase and related materials that will be mailed to security holders of Emergis shortly. Those materials are expected to be mailed to Emergis shareholders on or before December 11, 2007.

Investors and Emergis security holders are advised to read these materials carefully when they become available and other offer documentation regarding the transaction to be filed with securities regulatory authorities in Canada, as they will contain important information, including the terms and conditions of the offer. Emergis security holders may also obtain a free copy of the offer to purchase (when available) and other related documents filed by TELUS and Emergis at www.sedar.com. When available, the offer to purchase and other related materials may also be obtained from TELUS, Attention: TELUS Corporation, Investor Relations, 3-555 Robson Street, Vancouver, BC V6B 3K9, Canada or Emergis, Investor Relations, 1000 rue de Serigny, Suite 600, Longueuil, Quebec J4K 5B1.


For more information, please contact:

TELUS Media Relations             Emergis Media and Investor Relations
Jim Johannsson                    John Gutpell
(780) 493-6197                    (450) 928-6856
jim.johannsson@telus.com          ir@emergis.com

Stacey Masson
(514) 977-8766
stacey.masson@telus.com

TELUS Investor Relations
Robert Mitchell
(416) 279-3219
ir@telus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 29, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary















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